UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger

         [X]      Liquidation

         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business  Development Company (Note:
                  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end, of the form.)

2.   Name of fund: PMD Investment Company

3.   Securities and Exchange Commission File No.: 811-03135

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [X]      Initial Application       [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  PMD Investment Company
                  10050 Regency Circle
                  Suite 315
                  Omaha, Nebraska  68114

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Kim M. Argo, Esq.
                  Abrahams Kaslow & Cassman LLP
                  8712 W. Dodge Road, Suite 300
                  Omaha, Nebraska  68114
                  (402) 392-1250



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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31 a-1 and 31 a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  J. G. Sawicki, President
                  PMD Investment Company
                  10050 Regency Circle, Suite 315
                  Omaha, Nebraska  68114
                  (402) 392-0608

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.


9.   Subclassification if the fund is a management company (check only one):

         [ ]      Open-end          [X]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Nebraska

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  First National Bank of Omaha (1998 - present)
                  Trust Department
                  One First National Center
                  1620 Dodge Street
                  Omaha, Nebraska  68102

                  Mentor Investment Advisors, L.L.C. (prior to 1998) (f/k/a Commonwealth Investment Counsel, Inc.)
                  Riverfront Plaza
                  901 East Byrd Street
                  Richmond, Virginia  23219

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  None




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13.  If the fund is a unit investment trust ("UIT") provide: N/A

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]      Yes               [X]     No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [ ]      No

          If Yes, state the date on which the board vote took place:

                           July 13, 2000

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [ ]      No

          If Yes, state the date on which the shareholder vote took place:

                           October 2, 2000

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

                           November 3, 2000

     (b)  Were the distributions made on the basis of net assets?


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                  [X] Yes           [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

                  [X] Yes           [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

                  [ ] Yes           [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

                  [ ] Yes           [X] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

                  [X] Yes           [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [X] Yes  [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

                  Unlocatable shareholders have not yet received their liquidating distributions. The undistributed amounts will be held First National Bank of Omaha, as the fund's Depository Agent, until the earlier of the location of the shareholder or the expiration of the applicable holding period for abandoned property in Nebraska. Amounts required to be treated as abandoned property will be delivered to the Nebraska State Treasurer in accordance with Nebraska law.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)


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                  [ ] Yes           [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

                  [ ] Yes           [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [X] Yes           [ ] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

                           The fund remains contingently liable for approximately $5,652,000 of future rents in connection with real estate leases assigned to and assumed by the purchaser of the company's operating assets (prior to its becoming an investment company).

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

                           Such liabilities are not currently due and payable. The Board of Directors of the fund has no reason to believe that the purchaser of such assets will default with regard to any of the assumed liabilities; however, shareholders receiving distributions could potentially be liable (but only to the extent of such distributions) to creditors holding such contingent liabilities for a period of five years following the publication of a notice regarding the dissolution of the fund. Such notice has been published.

IV.  Information About Events Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses:                                      $5,600

          (ii) Accounting expenses:                                $25,000

          (iii) Other expenses (list and identify separately):

                      Depository Agent expenses:                   $15,000
                      Printing expenses                               $588

          (iv) Total expenses (sum of lines (i)-(iii) above):      $46,188

     (b)  How were those expenses allocated?



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          The expenses  were paid out of the net assets of the fund prior to the distributions to shareholders.

     (c)  Who paid those expenses?

          PMD Investment Company

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ] Yes           [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

                  [ ] Yes           [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ] Yes           [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement hays been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.













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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of PMD Investment Company, (ii) he is the President of PMD Investment Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

         Dated this 21st day of December, 2000.



                                   /s/ J. G. Sawicki
                                   -----------------------------------
                                   J. G. Sawicki, President































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